Exhibit 99.1

Financial News

CIBC Announces Appointment of Katharine Stevenson as Chair of the Board

TORONTO, December 3, 2020 - CIBC (TSX: CM) (NYSE: CM) announced today the appointment of Katharine B. Stevenson as Chair of the Board, effective upon her election as a director at CIBC’s Annual Meeting on April 8, 2021.

Ms. Stevenson has been an independent director of CIBC since 2011. She will succeed The Honourable John P. Manley, who will retire from the Board at the next annual meeting, after six years as Chair and 16 years as a CIBC director.

“I am deeply honoured to succeed Mr. Manley as Chair,” said Ms. Stevenson. “His guidance has helped CIBC successfully navigate a period of significant change in the financial services industry, and his efforts to champion inclusion have been instrumental in further strengthening the bank’s culture. I appreciate the Board’s confidence and look forward to working with my fellow directors and our talented management team to advance our strategic priorities and build on the progress that was made under John’s leadership.”

“Kate’s strong leadership skills, deep experience in the financial services industry, and forward thinking approach to emerging issues and opportunities will enable CIBC to continue to help clients achieve their ambitions and drive growth in the years ahead,” said Mr. Manley.

Ms. Stevenson has extensive corporate governance experience having served on numerous public company and not-for-profit boards in Canada and the U.S. over the past two decades, where she has consistently assumed leadership roles. Previously, she was a financial executive in the telecommunications and banking sectors. In addition to CIBC, Ms. Stevenson is currently a director of Open Text, Capital Power, and St. Michael’s Hospital Foundation. She holds a Bachelor of Arts degree from Harvard University. In 2018, Ms. Stevenson was recognized of one of Canada’s Top 100 Most Powerful Women.

About CIBC

CIBC is a leading North American financial institution with 10 million personal banking, business, public sector and institutional clients. Across Personal and Business Banking, Commercial Banking and Wealth Management, and Capital Markets businesses, CIBC offers a full range of advice, solutions and services through its leading digital banking network, and locations across Canada with offices in the United States and around the world. Ongoing news releases and more information about CIBC can be found at https://cibc.mediaroom.com/.

For further information:

Investor Relations:
Alice Dunning	416-861-8870	alice.dunning@cibc.com
Jason Patchett	416-980-8691	jason.patchett@cibc.com

Investor & Financial Communications
Erica Belling	416-594-7251	erica.belling@cibc.com